FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

Commission File Number: 001-33768

CNINSURE INC.

21/F, Yinhai Building

No. 299 Yanjiang Zhong Road

Guangzhou, Guangdong 510110

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

CNINSURE INC.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNinsure Inc.

By:	/s/ Yinan Hu
Name:	Yinan Hu
Title:	Chief Executive Officer

Date: August 27, 2008

Exhibit 99.1

CNinsure Reports Second Quarter 2008 Unaudited Financial Results

GUANGZHOU, August 26, 2008 — CNinsure Inc., (Nasdaq: CISG), a leading independent insurance agency and brokerage company operating in China, today announced its unaudited financial results for the second quarter ended June 30, 2008.1

Financial Highlights for Second Quarter 2008:

•

Total net revenues: RMB214.8 million (US$31.3 million), representing an increase of 57.3% from the first quarter of 2008 and an increase of 111.0% from the second quarter of 2007, exceeding the previous guidance of RMB175.0 million to RMB180.0 million.

•	Net income: RMB60.6 million (US$8.8 million), representing an increase of 73.1% from the first quarter of 2008 and an increase of 84.2% from the second quarter of 2007.

•	Basic and diluted net income per ADS: RMB1.329 (US$0.194), and RMB1.329 (US$0.194), respectively.

Commenting on the second quarter results, Yinan Hu, Chairman and CEO of CNinsure Inc. stated, “We are excited to report record high revenues which exceeded our previous estimate. The strong financial results reflected that CNinsure, as a leading insurance intermediary in China, continued to benefit from the dynamism of China’s insurance market, particularly the 51.1% industry-wide premium growth2, despite the negative impacts of natural disasters and volatile financial market. “

“We are particularly pleased that our business generated strong organic growth as we successfully executed our acquisition strategy in the second quarter. Of the 57.3% top-line growth, 67.1% was contributed by our existing operations and 32.9% by acquisitions, indicating a sound momentum for sustainable growth. In addition, our dedication to improving our business structure is also paying off, with our property and casualty insurance, life insurance and the newly added claims adjusting business lines respectively contributing 77.6%, 15.8% and 6.6% of our total net revenues in the first half of 2008. We believe we are on the right track towards a well-balanced business structure, which will lay a solid foundation for our continued growth in the future.”

He added, “Looking forward, while continuing to focus on organic growth, we remain committed to expanding our distribution network through acquisitions, as well as building a scalable unified operating platform to achieve economies of scale and stronger profitability. I have full confidence that these investments will further solidify our leading position in the Chinese insurance intermediary market and fuel our growth in the second half of 2008 and beyond.”

[1]	This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8591 to US$1.00, the effective noon buying rate as of June 30, 2008 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.
[2]	Source: CIRC

Financial Results for the Second Quarter 2008

Total net revenues for the second quarter ended June 30, 2008 were RMB214.8 million (US$31.3 million), representing an increase of 57.3% from RMB136.6 million for the previous quarter, and an increase of 111.0% from RMB101.8 million for the second quarter of 2007. The increase over the previous quarter was primarily attributable to seasonality of our business, higher productivity of sales agents, increasing number of sales agents, increase in commission rates of life insurance business and contributions by our newly acquired entities. The increase over the second quarter of 2007 was mainly attributable to higher commission rates, higher productivity of sales agents, a significant increase in the number of sales agents and contributions from newly acquired entities.

Total operating costs and expenses were RMB144.1 million (US$21.0 million) for the second quarter of 2008, representing an increase of 38.6% from RMB104.0 million for the previous quarter and an increase of 103.3% from RMB70.9 million for the second quarter of 2007.

Commissions and fees expenses were RMB109.3 million (US$15.9 million) for the second quarter of 2008, representing an increase of 53.8% from RMB71.1 million for the previous quarter and an increase of 101.4% from RMB54.3 million for the second quarter of 2007. The increases corresponded to the increase in net revenues from commissions and fees.

Selling expenses were RMB2.8 million (US$0.4 million) for the second quarter of 2008, representing a decrease of 31.6% from RMB4.1 million for the previous quarter and an increase of 41.6% from RMB2.0 million for the second quarter of 2007. The decrease from the previous quarter was primarily due to further centralization of management functions. The increase over the second quarter of 2007 was primarily due to the selling expenses incurred by newly acquired entities in 2008.

General and administrative expenses were RMB31.9 million (US$4.7 million) for the second quarter of 2008, representing an increase of 11.1% from RMB28.8 million for the previous quarter and an increase of 119.2% from RMB14.6 million for the second quarter of 2007. The increase as compared to the first quarter of 2008 was primarily due to general and administrative expenses incurred by newly acquired entities in the second quarter of 2008. The increase as compared to the second quarter of 2007 was primarily due to increases in share-based compensation expenses, salaries for administrative staff as a result of increased headcount, ongoing professional expenses and Sarbanes-Oxley Act compliance-related expenses and exchange loss.

As a result of the foregoing factors, income from operations was RMB70.7 million (US$10.3 million) for the second quarter of 2008, representing an increase of 116.6% from RMB32.7 million for the previous quarter and an increase of 128.4% from RMB31.0 million for the second quarter of 2007. Operating margin was 32.9% for the second quarter of 2008 as compared with 23.9% for the previous quarter and 30.4% for the second quarter of 2007. Apart from the foregoing factors, the increase in operating margin over the previous quarter was also attributable to accrued performance bonuses totaling RMB7.4 million (US$1.1 million) as a result of achieving life insurance premium targets for the first half of 2008. The bonuses will be received at year-end of 2008, pursuant to agreements with insurance companies.

Interest income for the second quarter of 2008 was RMB10.7 million (US$1.6 million), representing a decrease of 18.1% from RMB13.0 million for the previous quarter and an increase of 1,019.4% from RMB1.0 million for the second quarter of 2007. The decrease from the previous quarter was primarily attributable to the decrease in interest rate of US dollar because we deposited our proceeds generated from our initial public offering in US dollar account. The increase over the second quarter of 2007 was primarily attributable to the proceeds from our initial public offering in October 2007.

Income tax expense for the second quarter of 2008 was RMB19.2 million (US$2.8 million), representing an increase of 71.0% from RMB11.2 million for the previous quarter and an increase of 10,447.4% from RMB0.2 million tax credit for the second quarter of 2007. The increase over the previous quarter was primarily attributable to the increase of taxable income as a result of strong operations in the second quarter of 2008. The increase over the second quarter of 2007 was primarily attributable to the expiration of income tax exemptions starting from January 1, 2008. Effective income tax rate was 23.5% for the second quarter of 2008 compared to 24.5% for the previous quarter and -0.6% for the second quarter of 2007.

Net income was RMB60.6 million (US$8.8 million) for the second quarter of 2008, representing an increase of 73.1% from RMB35.0 million for the previous quarter, and an increase of 84.2% from RMB32.9 million for the second quarter of 2007. Net margin was 28.2% for the second quarter of 2008 as compared with 25.6% for the previous quarter and 32.3% for the second quarter of 2007.

Fully diluted net income per ADS was RMB1.329 (US$0.194) for the second quarter of 2008, compared with RMB0.768 for the previous quarter and RMB0.979 for the second quarter of 2007.

As of June 30, 2008, the Company had RMB1,587.8 million (US$231.5 million) in cash and cash equivalents.

Business Highlights

CNinsure continued executing its growth strategy, with the following highlights for the second quarter ended June 30, 2008:

•	Consolidating Leading Position in the Chinese Insurance Intermediary Sector

➢	As of June 30, 2008, CNinsure operated a distribution network of 264 sales and services outlets in 13 provinces with 20,243 sales professionals, as compared with 17,137 sales professionals, 232 sales and service outlets and 11 provinces as of the end of the previous quarter. In addition, CNinsure’s insurance claims adjusting business has 693 professional adjusters as of June 30, 2008.

➢	According to the Insurance Intermediary Market Development Report for the first half 2008 published by the China Insurance Regulatory Commission, eight of CNinsure’s affiliated insurance agencies ranked No.s 1, 2, 6, 8, 14, 18, 19, and 20, respectively, among China’s top 20 insurance agencies by revenue, together accounting for 13.0% market share. One of its affiliated insurance brokerages ranked No.17 among China’s top 20 insurance brokerages in terms of revenue, with an approximately 1.4% market share. In addition, the three insurance claims adjusting firms it acquired in the first half of 2008, ranked No.s 2, 3 and 9, respectively, among China’s top 20 insurance claims adjusting firms, with a combined 10.7% market share.

•	Geared for Expansion: Selective Acquisitions and Entrepreneurial Agent Program

The highly fragmented nature of the independent insurance intermediary sector in China offers CNinsure substantial opportunities for consolidation. CNinsure intends to expand its distribution network through selective acquisitions and establishment of joint ventures with entrepreneurial agents:

➢	Acquisitions

CNinsure completed acquisitions of majority interests in two P&C insurance agencies, one life insurance agency and two claims adjusting companies, expanding its geographic footprint to Guangxi Province in southern China and Liaoning Province in northern China. The five acquired entities in aggregate contributed 8.4% of its total net revenues in the second quarter of 2008.

➢	Newly Established Insurance Agencies

CNinsure announced establishment of two life insurance agencies with entrepreneurial agents to expand into Jiangsu and Jilin provinces.

•	Further Expanding the Life Insurance Business and Accelerating Penetration into the Insurance Claims Adjusting Sector while Continuing to Grow P&C Insurance Business.

➢	Growing Life Insurance Business

Two and half years after the expansion into life insurance sector, CNinsure has begun to benefit from the growing life insurance business scale. Commissions and fees revenues derived from the sales of life insurance products for the second quarter of 2008 grew 50.8% from the previous quarter and 283.8% from the second quarter of 2007. It recognized RMB7.4 million (US$1.1 million) in performance bonuses as a result of achieving life insurance premium targets for the first half of 2008, pursuant to agreements with insurance companies. It is expected that life insurance business will become a more important source of revenues for CNinsure in the coming years.

➢	Expanding Into Claims Adjusting Sector

Following its acquisition of Guangdong Fangzhong Insurance Surveyors & Loss Adjusters Co., Ltd. in December 2007 to start claims adjusting business, CNinsure acquired Khubon Insurance Surveyors & Loss Adjusters Co., Ltd. and Teamhead Insurance Surveyors & Loss Adjusters Co., Ltd., another two among China’s top 20 insurance adjusting firms, with a plan to merge these three companies to build one nationwide claims adjusting service network. While providing a new source of revenues, its newly-added insurance claims adjusting business has also helped drive the growth of its P&C and life insurance sales, with more sophisticated and value-added after-sales services now available to its customers. Commissions and fees revenues derived from its claims adjusting business grew 249.1% from the previous quarter.

➢	Improving Business Structure

CNinsure is dedicated to improving its business structure with more focus on life insurance business and further expansion into claims adjusting business while continuing to grow its P&C insurance business. Though property and casualty insurance business remained it’s the biggest contributor in terms of revenues, life insurance business was increasingly gaining share and the newly added claims adjusting business also showed a good start, each contributing 77.6%, 15.8% and 6.6% of its total net revenues in the first half of 2008, as compared with 88.7%, 11.3% and 0% in the same period of last year.

•	Upgrading Unified Operating Platform to Support Future Growth

As it grew in size and entered into new regions, CNinsure continued to improve its operating platform to facilitate a standardized business process and expedite expansion. CNinsure has completed the first stage construction of IT infrastructure including database and company-wide local area network. It has also launched preliminary testing of key applications, including business process control system, financial and accounting ERP(Enterprise Resource Planning) system as well as e-learning online training system. CNinsure expects to put the upgraded operating platform into place in the first quarter of 2009.

•	Strengthening Relationships with Leading Insurance Companies

CNinsure has established business relationships with 59 domestic and foreign insurance companies. It has successfully forged group level relationships with most of its life insurance company partners by entering into master contracts that apply to all of its life insurance agencies nationwide. Meanwhile, it is also in final negotiation with property and casualty insurance companies for similar group level cooperation to obtain favorable commission rates.

Business Outlook

For the third quarter 2008, CNinsure expects its total net revenues to be in the range of RMB205.0 million (US$29.9 million) and RMB215.0 million (US$31.3 million), reflecting the slight slowdown of business activities during the Olympic Games. The foregoing forecast reflects CNinsure’s current and preliminary view, which is subject to change.

Conference Call

The Company will host a conference call to discuss the second quarter of 2008 results at

Time:	9:00 pm Eastern Daylight Time on August 26, 2008

or 9:00 am Beijing/Hong Kong Time on August 27, 2008

The Toll Free dial-in number:	US:	1866-549-1292
	UK:	0808-234-6305
	Canada:	1866-8691-825
	Singapore:	800-852-3576
	Taiwan:	0080-185-6004
	Hong Kong:	+852-3005-2050
	China (Mainland):	800-701-1223;
China (Mainland) local dial-in number:		400-681-6949

Password: 885507#

A replay of the call will be available for three days as follows:

+852-3005-2020 (Hong Kong & International)

PIN number: 136443#

Additionally, a live and archived web cast of this call will be available at:

http://www.corpasia.net/cancast/us/index.php?id=usCISG_24&version=e

About CNinsure Inc.

CNinsure is a leading independent insurance agency and brokerage company operating in China. CNinsure’s distribution network reaches many of China’s most economically developed regions and affluent cities. The Company distributes a wide variety of property and casualty and life insurance products underwritten by domestic and foreign insurance companies operating in China, and provides insurance claims adjusting as well as other insurance-related services.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, the outlook for the third quarter of 2008 and the management’s quotations contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about CNinsure and the industry. Potential risks and uncertainties include, but are not limited to, those relating to CNinsure’s limited operating history, especially its limited experience in selling life insurance products, its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in Chinese insurance industry, its ability to compete effectively against its competitors, and quarterly variations in its operating results caused by factors beyond its control. All information provided in this press release is as of August 26, 2008, and CNinsure undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although CNinsure believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by CNinsure is included in CNinsure’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

CNINSURE INC.

Unaudited Condensed Consolidated Balance Sheets

	As of December 31, 2007	As of June 30, 2008	As of June 30, 2008
	RMB	RMB	USD
	(In thousands, except for shares and per share data)
ASSETS:
Current assets:
Cash and cash equivalents	1,544,817	1,587,779	231,485
Restricted cash	12,748	15,294	2,230
Accounts receivable	18,150	70,871	10,333
Insurance premium receivable	541	187	27
Other receivables, net	30,703	44,269	6,454
Amounts due from related party	—	7,119	1,038
Other current assets	1,297	1,297	189

Total current assets	1,608,256	1,726,816	251,756

Non-current assets:
Property, plant, and equipment, net	11,148	51,017	7,438
Goodwill	9,165	34,860	5,082
Intangibles	4,325	36,120	5,266
Deferred tax assets	1,936	2,104	307
Other	5,334	6,691	975

Total assets	1,640,164	1,857,608	270,824

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Accounts payables	10,138	41,252	6,014
Insurance premium payable	12,748	15,294	2,230
Other payables and accrued expenses	20,945	79,610	11,607
Accrued payroll	6,949	8,190	1,194
Income tax payable	2,085	20,976	3,058
Amounts due to related parties	369	369	54
Current portion of long-term borrowings	103	31	5

Total current liabilities	53,337	165,722	24,162

Non-current liabilities:
Long-term borrowings	57	1,448	211
Other tax liabilities	1,160	1,454	212
Deferred tax liabilities	374	5,641	822

Total liabilities	54,928	174,265	25,407

Commitments and contingencies

Minority interests	18,324	60,307	8,792

Common stock	7,036	7,036	1,026
Additional paid-in capital	1,621,064	1,631,750	237,895
Statutory reserves	47,903	48,136	7,018
Accumulated deficit	(87,941)	7,497	1,093
Accumulated other comprehensive Loss	(21,150)	(71,383)	(10,407)

Total shareholders’ equity	1,566,912	1,623,036	236,625

Total liabilities and owners’ equity	1,640,164	1,857,608	270,824

CNINSURE INC.

Unaudited Condensed Consolidated Statements of Operations

	For The Three Months Ended June 30,			For The Six Months Ended June 30,
	2007	2008	2008	2007	2008	2008
	RMB	RMB	USD	RMB	RMB	USD
	(In thousands, except for shares and per share data)
Net revenues:
Commissions and fees	101,729	214,698	31,301	172,323	351,180	51,199
Other service fees	117	150	22	238	286	42

Total net revenues	101,846	214,848	31,323	172,561	351,466	51,241
Operating costs and expenses:
Commissions and fees	(54,296)	(109,337)	(15,940)	(87,275)	(180,405)	(26,302)
Selling expenses	(1,998)	(2,829)	(412)	(4,196)	(6,964)	(1,015)
General and administrative expenses	(14,577)	(31,946)	(4,657)	(25,915)	(60,710)	(8,851)

Total operating costs and expenses	(70,871)	(144,112)	(21,009)	(117,386)	(248,079)	(36,168)
Income from operations	30,975	70,736	10,314	55,175	103,387	15,073
Other income (expense), net:
Investment income	—	85	12	—	85	12
Interest income	953	10,670	1,556	1,980	23,702	3,456
Interest expense	(44)	(30)	(4)	(66)	(37)	(5)
Others, net	4	(10)	(1)	15	(8)	(1)

Income before income taxes	31,888	81,451	11,877	57,104	127,129	18,535
Income tax benefit (expense)	186	(19,165)	(2,794)	(176)	(30,370)	(4,428)

Net income before minority interest	32,074	62,286	9,083	56,928	96,759	14,107

Minority interest	848	(1,647)	(240)	1,762	(1,087)	(158)

Net income	32,922	60,639	8,843	58,690	95,672	13,949

Net Income per share:
Basic	0.051	0.066	0.010	0.090	0.105	0.015
Diluted	0.049	0.066	0.010	0.089	0.105	0.015

Net Income per ADS:
Basic	1.013	1.329	0.194	1.806	2.097	0.306
Diluted	0.979	1.329 [3]	0.194	1.782	2.097 [4]	0.306

Shares used in calculating Net income per share
Basic	650,000,000	912,497,726	912,497,726	650,000,000	912,497,726	912,497,726
Diluted	672,841,565	912,497,726	912,497,726	658,927,355	912,497,726	912,497,726

[3]	There is no dilutive effect for the three months end June 30, 2008 as the stock options were anti-dilutive.
[4]	There is no dilutive effect for the six months end June 30, 2008 as the stock options were anti-dilutive.

For more information, please contact:

Phoebe Meng

Investor Relations Officer

Email: mengyf@cninsure.net

Oasis Qiu

Investor Relations

Tel: +86 (20) 61222777-850

Email: qiusr@cninsure.net